February 8, 2006

Mail Stop 3561

via U.S. mail and facsimile

Goeffrey O`Neill
1010 University Avenue
Suite 40
San Diego, CA 92103

Re: Frezer, Inc.
       Registration Statement on Form 10-SB, Amendment 3
       Filed December 19, 2006
       File No. 0-51336

Dear Mr. O`Neill:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Directors, Executive Officers, Promoters and Control
Persons
1. Please ensure that you provide, for each individual, the beginning and ending dates for each business experience during the past five years.

Philip Watts, PhD (37) - Director of Research and Development
2. Please remove any disclosure regarding Philip Watts and his employment with you until you have a written or verbal agreement that he will be your employee. Also, if applicable, disclose the principal terms of the agreement, including the date his employment begins, and file as an exhibit any written agreement with him. In addition, unless he has begun his employment prior to effectiveness of the registration statement, file as an exhibit his consent to be named in the registration statement.

Geoffrey O`Neill, PhD - President, page 5
3. Please tell us supplementally why the article entitled "Serum
G-
CSF....," which you have provided supplementally, does not include
Dr. O`Neill`s name as a co-author. Also, tell us supplementally why two of the three articles which you have provided supplementally do not include Dr. Good`s name as a co-author. Revise the disclosure, if appropriate.
4. Please disclose the year of publication of each of the three articles, which primarily focused on stem cell biology. In addition, include in this section cites for the three articles and the names of all journals which published the other articles, as we requested in comment number six of our letter dated December 9, 2005.

Part II

Item 4.  Recent Sales of Unregistered Securities
5. Revise this section to include, separately for each of the three offerings, the disclosure which Regulation D, Rule 502(d) requires.
Additionally, for each of the November 10 and 23, 2005 sales, disclose the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available; and disclose whether or not there was general solicitation or advertising. We may have further comment.

Financial Statements
6. With respect to our previous comment 12, we note your response to us and revision to "Number of Employees". We reiterate our request for you to review SAB Topic 1B with respect to compensation costs borne by your former parent both before and after your spin-off. You state in your response to us that your former parent has never been obliged to compensate your employees for services rendered to you. However, per SAB Topic 1B, expenses incurred on the subsidiary`s behalf by its parent shall be included in its financial statements.
If you believe these expenses to not be material, please revise your disclosures to state this. If the costs are material, revise your financial statements accordingly. We also requested in two previous comment letters that you disclose in the document whether the financial statements actually reflect all costs of doing business. Please make such revision.


Management`s Discussion and Analysis

Plan of Operations, page 11
7. On page 11 of this Form you state "we do not anticipate we will require additional funds to pay for the costs of setting up the stem cell banks facility envisions and developing the proposed product lines". On page 12, you state you expect your cash reserves will be sufficient to fund operations over the next twelve months, which appears to include such activities. In Management`s Discussion and
Analysis of the Form 10-SB you state you "will require additional funds to pay for the costs of setting up the stem cell banks facility envisions and developing the proposed product lines". Please reconcile the documents to clarify these apparent inconsistencies.

Exhibits
8. The third paragraph on page one of Exhibit 99-1 states that the record date of the spin-off is June 30, 2005. However, the second page of the exhibit states the record date is May 31, 2005 and the distribution date is June 15, 2005, which is consistent with the prospectus. Please advise supplementally.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:  David R. Koos
	By facsimile to 619-330-2328
??

??

??

??

Goeffrey O'Neill
Frezer, Inc.
February 8, 2006
Page 3